UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SOLAR POWER, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83490A 10 0

(CUSIP Number)

Gerald R. Moore

c/o Solar Power, Inc. #100

4080 Cavitt Stallman Road

Granite Bay, CA 95746

(916) 789-0833

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83490A 10 0
1.	Names of Reporting Persons. Gerald R. Moore I.R.S. Identification Nos. of above persons (entities only).
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...........................................................................................................[  ]

(b) ..........................................................................................................[  ]

3	SEC Use Only...................................................................................................
4.	Source of Funds (See Instructions).........................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...........N/A
6.	Citizenship or Place of Organization.......................................................United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power............................................................................4,125,000(1)
8. Shared Voting Power.................................................................................0
9. Sole Dispositive Power.....................................................................4,125,000(1)
10. Shared Dispositive Power...........................................................................0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................4,125,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....... [ ]
13.	Percent of Class Represented by Amount in Row (11)..........................................12.77%(2)
14.

Type of Reporting Person (See Instructions)

..................................................................................................................IN

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

(1) Also includes 25,000 Shares underlying options to the extent exercisable within 60 days.

(2) Percentage calculation based on total number of the Issuer’s outstanding Shares as of November 14, 2006 PLUS the number of Shares issued in connection with the Merger which equals 32,266,667

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value (the "Shares") of Solar Power, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4080 Cavitt Stallman Road, Suite 100, Granite Bay, California 95746.

Item 2. Identity and Background.

a.	The Reporting Person filing this statement is Gerald R. Moore.

b.	The business address of the Reporting Person is: 4080 Cavitt Stallman Road, Suite 100, Granite Bay, California 95746.

c.	The Reporting Person is the Vice President of Manufacturing of the Issuer’s subsidiary, Solar Power, Inc., a California corporation.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 23, 2006, Issuer entered into an Agreement and Plan of Merger, as amended by that First Amendment to the Agreement and Plan of Merger dated October 4, 2006, the Second Amendment to the Agreement and Plan of Merger dated December 1, 2006 and the Third Amendment to the Agreement and Plan of Merger dated December 21, 2006 (the “Merger Agreement”) with Solar Power, Inc., a California corporation (“SPI”) and the Issuer’s wholly-owned subsidiary, Welund Acquisition Corp., a Nevada corporation (“Merger Sub”). Effective as of December 29, 2006, pursuant to the Merger Agreement, the Merger Sub was merged with and into SPI, with SPI surviving as the Issuer’s wholly owned subsidiary (the “Merger”). The Merger was consummated on December 29, 2006, pursuant to which SPI became Issuer’s wholly owned subsidiary. In connection with the Merger the Issuer issued an aggregate of 14,500,000 shares of restricted common stock to the existing shareholders of SPI. Each share of common stock of SPI was cancelled and exchanged for one share of the Issuer’s common stock. As a result, the Reporting Person became the beneficial owner of 4,125,000 shares of Issuer’s common stock, including 25,000 shares issuable upon the exercise of vested options. In addition, 2,000,000 of SPI options and restricted stock awards were substituted by awards of Issuer’s restricted stock and options to purchase shares of Issuer’s common stock at $1.00 per share with the options having a term of five years and the restricted stock awards vesting over a period of three years. As a result of the substitution, the Reporting Person was granted a option to purchase 100,000 shares of Issuer’s common stock. The options are exercisable at $1.00 per share, will vest over a period of 3 years and have a term of 5 years. In addition, the Reporting Person also received a substituted performance-based options to purchase 100,000 shares of Issuer common stock, which options will vest at either 0% or 100%, such vesting to be determined on December 31, 2010 (the “Determination Time”). The vesting determination will be based on certain annual revenue performance goals of the Company. The performance goals will be determined on a cumulative basis at the Determination Time, to account for any year-to-year discrepancies in meeting each annual performance goal.

The Merger Agreement, as amended, was attached as Exhibits 10.1 to the Issuer’s Forms 8-K filed on August 29, October 10, December 6 and December 22, 2006, and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Shares (described in Item 3 above) for investment purposes in connection with the Merger pursuant to the Merger Agreement.

As a condition to the Merger as disclosed in Item 3, Issuer changed its corporate name from Welund Fund, Inc. to its current name. Effective October 5, 2006 the Issuer filed a certificate of amendment with the Nevada Secretary of State effecting the name change. Furthermore, as a result of the Merger, there was a change of control in the Issuer’s management and the Issuer discontinued its business relating to the pool of finance receivables and commenced its new business and operations in the solar power business.

The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)         Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)         Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned	Percentage
Gerald R. Moore	4,125,000(1)	12.77%(2)

(1) Also includes 25,000 Shares underlying options to the extent exercisable within 60 days.

(2) Percentage calculation based on total number of the Issuer’s outstanding Shares as of November 14, 2006 PLUS the number of Shares issued in connection with the Merger which equals 32,266,667

(b)

The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Gerald R. Moore	4,125,000(1)	4,125,000(1)	0

(c)	For the information describing transactions of the Reporting Person’s Shares within the last sixty (60) days, see Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Agreement and Plan of Merger dated August 23, 2006, as amended by that certain First Amendment to the Agreement and Plan of Merger, Second Amendment to the Agreement and Plan of Merger, and Third Amendment to the Agreement and Plan of Merger (1)

(1)	Incorporated by reference as Exhibits 10.1 to the Issuer’s Current Reports on Forms 8-K filed August 29, October 10, December 6 and December 22, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2007

/s/ Gerald R. Moore
Gerald R. Moore